UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )*

Under the Securities Exchange Act of 1934

Foley Trasimene Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

34431F104
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34431F104	Schedule 13G
1	NAMES OF REPORTING PERSONS
Trasimene Capital FT, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
18,042,500 (1)(2)(3)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
18,042,500 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,042,500 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.8% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The securities are held directly by Trasimene Capital FT, LP (the “Trasimene Sponsor”) and indirectly by (i) Trasimene Capital FT, LLC, the sole general partner of the Trasimene Sponsor (the “Trasimene GP”) and (ii) William P. Foley, II, the sole member of each of the Trasimene GP. As a result, Trasimene Sponsor, the Trasimene GP,  and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Trasimene Sponsor. Each of the Trasimene GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(2) The Trasimene Sponsor directly owns 18,042,500 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of Foley Trasimene Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-238135) (the “Registration Statement”) and have no expiration date.
(3) Excludes 10,593,333 shares of Class A Common Stock issuable upon the exercise of 10,593,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4) Based on 121,542,500 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 103,500,000 shares of Class A Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2020, and (ii) 18,042,500 shares of Class A Common Stock acquirable upon the conversion of an equal number of shares of Class B Common Stock of the Issuer held by Trasimene Sponsor.

CUSIP No. 34431F104	Schedule 13G
1	NAMES OF REPORTING PERSONS
Trasimene Capital FT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
18,042,500 (1)(2)(3)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
18,042,500 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,042,500 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.8% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The securities are held directly by Trasimene Sponsor and indirectly by (i) Trasimene GP and (ii) William P. Foley, II, the sole member of each of the Trasimene GP. As a result, the Trasimene Sponsor, the Trasimene GP and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Trasimene  Sponsors. Each of the Trasimene GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(2) The Sponsors own 25,775,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of Foley Trasimene Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-238135) (the “Registration Statement”) and have no expiration date.
(3) Excludes 10,593,333 shares of Class A Common Stock issuable upon the exercise of 10,593,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4) Based on 121,542,500 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 103,500,000 shares of Class A Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2020, and (ii) 18,042,500 shares of Class A Common Stock acquirable upon the conversion of an equal number of shares of Class B Common Stock held by the Trasimene Sponsor.

CUSIP No. 34431F104	Schedule 13G
1	NAMES OF REPORTING PERSONS
Bilcar FT, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
7,732,500 (1)(2)(3)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
7,732,500 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,732,500 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The securities are held directly by Bilcar FT, LP (the “Bilcar Sponsor” and, together with the Trasimene Sponsor, the “Sponsors”) and indirectly by (i) Bilcar FT, LLC, the sole general partner of the Bilcar Sponsor (the “Bilcar GP”) and (ii) William P. Foley, II, the sole member of the Bilcar GP. As a result, each of the Bilcar Sponsor, the Bilcar GP and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Bilcar Sponsor. Each of the Bilcar GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(2) The Bilcar Sponsor owns 7,732,500 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of Foley Trasimene Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-238135) (the “Registration Statement”) and have no expiration date.
(3) Excludes 4,540,000 shares of Class A Common Stock issuable upon the exercise of 4,540,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4) Based on 111,232,500 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 103,500,000 shares of Class A Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2020, and (ii) 7,732,500 shares of Class A Common Stock acquirable upon the conversion of an equal number of shares of Class B Common Stock held by the Bilcar Sponsor.

CUSIP No. 34431F104	Schedule 13G
1	NAMES OF REPORTING PERSONS
Bilcar FT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
7,732,500 (1)(2)(3)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
7,732,500 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,732,500 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The securities are held directly by the “Bilcar Sponsor and indirectly by Bilcar GP and (ii) William P. Foley, II, the sole member of the Bilcar GP. As a result, each of the Bilcar Sponsor, the Bilcar GP and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Bilcar Sponsor. Each of the Bilcar GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(2) The Bilcar Sponsor owns 7,732,500 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of Foley Trasimene Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-238135) (the “Registration Statement”) and have no expiration date.
(3) Excludes 4,540,000 shares of Class A Common Stock issuable upon the exercise of 4,540,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4) Based on 111,232,500 outstanding shares of Class A Common Stock of the Issuer, consisting of (i) 103,500,000 shares of Class A Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2020, and (ii) 7,732,500 shares of Class A Common Stock acquirable upon the conversion of an equal number of shares of Class B Common Stock held by the Bilcar Sponsor.

CUSIP No. 34431F104	Schedule 13G
1	NAMES OF REPORTING PERSONS
William P. Foley, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
25,775,000 (1)(2)(3)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
25,775,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,775,000 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The securities are held directly by the Sponsors and indirectly by (i) Trasimene GP, (ii) Bilcar GP and (iii) William P. Foley, II, the sole member of each of the Trasimene GP and the Bilcar GP. As a result, each of the Sponsors, the Trasimene GP, the Bilcar GP and Mr. Foley may be deemed to have or share beneficial ownership of some or all of the securities held directly by the Sponsors. Each of the Trasimene GP, the Bilcar GP and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(2) The Sponsors own, in the aggregate, 25,775,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of Foley Trasimene Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-238135) (the “Registration Statement”) and have no expiration date.
(3) Excludes 15,133,333 shares of Class A Common Stock issuable upon the exercise of 15,133,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4) Based on 129,275,000 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 103,500,000 shares of Class A Common Stock  outstanding as of November 6, 2020, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2020 and (ii) 25,775,000 shares of Class A Common Stock acquirable upon the conversion of an equal number of shares of Class B Common Stock held by the Sponsors.

Item 1(a).	Name of Issuer:

Foley Trasimene Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1701 Village Center Circle
Las Vegas, Nevada 89134

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Trasimene Capital FT, LP
2.	Trasimene Capital FT, LLC
3.	Bilcar FT, LP
4.	Bilcar FT, LLC
5.	William P. Foley, II

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:
1701 Village Center Circle
Las Vegas, Nevada 89134

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

34431F104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page, which are incorporated herein by reference.
(b)	Percent of class:
See responses to Item 11 on each cover page, which are incorporated herein by reference.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page, which are incorporated herein by reference.
(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page, which are incorporated herein by reference.
(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page, which are incorporated herein by reference.
(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

TRASIMENE CAPITAL FT, LP

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

TRASIMENE CAPITAL FT, LLC
By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

BILCAR FT, LP
By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

BILCAR FT, LLC
By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

WILLIAM P. FOLEY, II
By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

EXHIBIT INDEX
Exhibit No.
1	Joint Filing Agreement, dated February 16, 2021, by and among Trasimene Capital FT, LP, Trasimene Capital FT, LLC, Bilcar FT, LP, Bilcar FT, LLC and William P. Foley, II.
2
Power of Attorney previously filed as Exhibit 24.1 to a Form 3 with regard to Foley Trasimene Acquisition Corp. filed with the Securities and Exchange Commission on May 26, 2020 by Trasimene Capital FT, LP, Trasimene Capital FT, LLC and William P. Foley, II.

3
Power of Attorney previously filed as Exhibit 24.1 to a Form 3 with regard to Foley Trasimene Acquisition Corp. filed with the Securities and Exchange Commission on May 26, 2020 by Bilcar FT, LP, Bilcar FT, LLC and William P. Foley, II.

Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of this 16th day of February, 2021, by and among Trasimene Capital FT, LP, Trasimene Capital FT, LLC, Bilcar FT, LP, Bilcar FT, LLC and William P. Foley, II.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the shares of Class A Common Stock, $0.0001 par value per share, of Foley Trasimene Acquisition Corp. (to which this Agreement is an exhibit) is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of the Schedule 13G and any such amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filing, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TRASIMENE CAPITAL FT, LP

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact (1)

TRASIMENE CAPITAL FT, LLC
By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact (2)

BILCAR FT, LP
By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact (3)

BILCAR FT, LLC
By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact (4)

WILLIAM P. FOLEY, II
By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact (5)

(1) Michael L. Gravelle is signing on behalf of Trasimene Capital FT, LP pursuant to power of attorney letter dated May 26, 2020 which was previously filed with the Commission as Exhibit 24.1 to a Form 3 filed by Trasimene Capital FT, LP, Trasimene Capital FT, LLC and William P. Foley, on May 26, 2020 (SEC File No. 001-39299).

(2) Michael L. Gravelle is signing on behalf of Trasimene Capital FT, LLC pursuant to power of attorney letter dated May 26, 2020 which was previously filed with the Commission as Exhibit 24.1 to a Form 3 filed by Trasimene Capital FT, LP, Trasimene Capital FT, LLC and William P. Foley, on May 26, 2020 (SEC File No. 001-39299).

(3) Michael L. Gravelle is signing on behalf of Bilcar FT, LP pursuant to power of attorney letter dated May 26, 2020 which was previously filed with the Commission as Exhibit 24.1 to a Form 3 filed by Bilcar FT, LP, Bilcar FT, LLC and William P. Foley, on May 26, 2020 (SEC File No. 001-39299).

(4) Michael L. Gravelle is signing on behalf of Bilcar FT, LLC pursuant to power of attorney letter dated May 26, 2020 which was previously filed with the Commission as Exhibit 24.1 to a Form 3 filed by Bilcar FT, LP, Bilcar FT, LLC and William P. Foley, on May 26, 2020 (SEC File No. 001-39299).

(5) Michael L. Gravelle is signing on behalf of William P. Foley, II pursuant to power of attorney letter (i) dated May 26, 2020 which was previously filed with the Commission as Exhibit 24.1 to a Form 3 filed by Trasimene Capital FT, LP Trasimene Capital FT, LLC and William P. Foley, II on May 26, 2020 (SEC File No. 001-39299) and (ii) dated May 26, 2020 which was previously filed with the Commission as Exhibit 24.1 to a Form 3 filed by Bilcar FT, LP, Bilcar FT, LLC and William P. Foley, on May 26, 2020 (SEC File No. 001-39299).